UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                           HANOVER COMPRESSOR COMPANY
                           --------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                   410768 10 5
                                 (CUSIP Number)
                                 --------------


                                DECEMBER 3, 2002
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]   Rule 13d-1(b)
         [_]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  2  of  9
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1.   Name of Reporting Person                    GKH Investments, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                   (a)  [_]
     if a Member of a Group                      (b)  [X]

--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares         (5)   Sole Voting Power               7,972,526
Beneficially             (6)   Shared Voting Power             0
Owned by Each            (7)   Sole Dispositive Power          7,972,526
Reporting Person         (8)   Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,972,526
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                               [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9           9.9%

--------------------------------------------------------------------------------
12. Type of Reporting Person                                    PN

--------------------------------------------------------------------------------

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CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  3  of  9
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--------------------------------------------------------------------------------
1.   Name of Reporting Person                    GKH Partners, L.P.
     S.S. or I.R.S. Identifica-
     tion No. of Above Person

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                   (a)  [_]
     if a Member of a Group                      (b)  [X]

--------------------------------------------------------------------------------
3.   S.E.C. Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------
Number of Shares         (5)   Sole Voting Power               302,269
Beneficially             (6)   Shared Voting Power             0
Owned by Each            (7)   Sole Dispositive Power          302,269
Reporting Person         (8)   Shared Dispositive Power        0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     302,269
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                               [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9           0.4%

--------------------------------------------------------------------------------
12. Type of Reporting Person                                   PN

--------------------------------------------------------------------------------

CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  4  of  9
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Item 1.         (a)      NAME OF ISSUER

                         Hanover Compressor Company


                (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                         12001 North Houston Rosslyn
                         Houston, Texas 77086


Item 2.         (a)      NAMES OF PERSONS FILING

                         (i)       GKH Investments, L.P.; and

                         (ii)      GKH Partners, L.P.

                (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                         (i) GKH Investments, L.P., 200 West Madison Street, Suite 3800, Chicago, Illinois 60606

                         (ii) GKH Partners, L.P., 200 West Madison Street, Suite 3800, Chicago, Illinois 60606

                (c)      CITIZENSHIP

                         (i)       GKH Investments, L.P. - Delaware

                         (ii)      GKH Partners, L.P. - Delaware

                (d)      TITLE OF CLASS OF SECURITIES

                         Common stock, $0.001 par value per share.

                (e)      CUSIP NUMBER

                         410768 10 5

Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).


Item 4.         OWNERSHIP.

                1.       GKH Investments, L.P.

                (a)      AMOUNT BENEFICIALLY OWNED: As of December 3, 2002:
                         7,972,526 shares

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CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  5  of  9
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                (b)      PERCENTAGE OWNED: 9.9%

                (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (i)       Sole power to vote or direct the vote:
                                   7,972,526

                         (ii)      Shared power to vote or direct the vote: 0

                         (iii) Sole power to dispose or direct the disposition of: 7,972,526

                         (iv) Shared power to dispose or direct the disposition of: 0

                2.       GKH Partners, L.P.


                (a)      AMOUNT BENEFICIALLY OWNED: 302,269*

                         * While, as the general partner of GKH Investments, L.P., GKH Partners, L.P. may be deemed to be the beneficial owner of stock held by GKH Investments, L.P., GKH Partners, L.P. expressly disclaims any such beneficial ownership.

                (b)      PERCENTAGE OWNED: 0.4%


                (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                         (i)       Sole power to vote or direct the vote:
                                   302,269

                         (ii)      Shared power to vote or direct the vote: 0

                         (iii) Sole power to dispose or direct the disposition of: 302,269

                         (iv) Shared power to dispose or direct the disposition of: 0


Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.


Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.


Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.


Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  6  of  9
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Item 10.        CERTIFICATION

                         By signing below, I certify that, to the best of my
                knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                  [Remainder of page intentionally left blank.]




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CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  7  of  9
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                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2003



                                GKH INVESTMENTS, L.P.,
                                a Delaware limited partnership


                                By: GKH PARTNERS, L.P.,
                                    a Delaware limited partnership,
                                    its general partner


                                By: JAKK HOLDING CORP.,
                                    a Nevada corporation,
                                    its general partner


                                By: /s/ Melvyn N. Klein
                                    ------------------------------
                                    Name:  Melvyn N. Klein
                                    Title: President



                                GKH PARTNERS, L.P.,
                                a Delaware limited partnership


                                By: JAKK HOLDING CORP.,
                                    a Nevada corporation,
                                    its general partner


                                By: /s/ Melvyn N. Klein
                                    ------------------------------
                                    Name:  Melvyn N. Klein
                                    Title: President




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CUSIP No.  410768 10 5              SCHEDULE 13G                  Page  8  of  9
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                                  EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION                                    PAGE NUMBER
-----------         -----------                                    -----------


99.1                Joint Filing Agreement, dated as of                 9
                    February 14, 2003, by and between GKH
                    Investments, L.P. and GKH Partners, L.P.